767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Jaclyn L. Cohen +1 212 310 8891 jackie.cohen@weil.com	Weil, Gotshal & Manges LLP

December 13, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Genzyme Corporation

Schedule TO-T

Filed on October 4, 2010

Amendment No. 1 to Schedule TO-T

Filed on October 4, 2010

Amendment No. 2 to Schedule TO-T

Filed on October 5, 2010

Amendment No. 3 to Schedule TO-T

Filed on October 20, 2010

Amendment No. 4 to Schedule TO-T

Filed On October 28, 2010

Amendment No. 5 to Schedule TO-T

Filed on October 29, 2010

Amendment No. 6 to Schedule TO-T

Filed on November 5, 2010

Amendment No. 7 to Schedule TO-T

Filed on November 8, 2010

Filed by GC Merger Corp. and Sanofi-Aventis

File No. 005-37205

Dear Mr. Orlic:

On behalf of our client, Sanofi-Aventis (the “Company”), and its wholly-owned subsidiary, GC Merger Corp., please find a supplemental response to a comment from the Staff’s letter to the Company (File No. 005-37205) of October 29, 2010 regarding the Tender Offer on Schedule TO filed October 4, 2010 (the “Tender Offer”) and certain amendments thereto, set forth below.

December 13, 2010

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

Purpose of the Offer…, page 23

1.	We note your response to prior comment 6. In your response, you do not address the point that these transactions following the offer may be made using methods other than open market purchases. Please advise how you concluded that reserving the right to make these additional purchases through unspecified methods is consistent with Rule 13e-3(g)(1)(i)(A), which requires disclosure of the form of the proposed transaction.

The Company acknowledges that it is the position of the Staff that the current disclosure does not qualify for the exception under Rule 13e-3(g)(1)(i)(A).

*        *        *

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8891) or Michael Aiello (212-310-8552) or, if more convenient, contact us via e-mail (jackie.cohen@weil.com or michael.aiello@weil.com).

Sincerely,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen

cc:	Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

Via email: karen.linehan@sanofi-aventis.com

2